FUNDING**HOPE**™

Perfidious Movie LLC

OFFERING STATEMENT

Regulation Crowdfunding Offering – Updated March 27, 2026

Perfidious Movie LLC
Regulation Crowdfunding (Reg CF)
Offering Statement

Issuer Information

Name: Perfidious Movie LLC

Entity Type: Limited Liability Company
Jurisdiction of Incorporation: Washington
Business Address: 300 Lenora Street #478, Seattle, WA 98121
Website: topple-movie.com
CIK Code: 0002092079

Name of Intermediary: FundingHope, LLC

• **CIK Number: 0001940213**

• **SEC File Number: 007-00380**

• **CRD Number: 324064**

Intermediary Compensation: 4% of capital raised during the offering, plus pass-through fees associated with background checks, escrow due diligence fees, and transactional fees charged by third party vendors of the platform.

FundingHope has no direct or indirect interest in the issuer.

Investor Transaction Fee (FundingHope):

Investors will be charged a platform transaction fee equal to 2% of their investment. This fee is non-refundable once the transaction completes and funds are released from escrow.

Escrow Facilitator

Investor funds are held by North Capital Private Securities Corporation, serving solely as the qualified third-party escrow facilitator.

Type of Offering: Revenue Participation Agreement

Target and Maximum Offering Amounts: $50,000 - $124,000

Deadline to Reach Target Offering Amounts: May 31, 2026

Perfidious Movie LLC certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the issuer nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors & Officers

Directors

Name: Ileana D Vasquez

Dates of Board Service: February 2016 - present

Principal Occupation: Founder/Member/Manager

Employer: LolitaMoon Productions

Dates of Service: Feb 23, 2009 - present

Responsibilities: Writer, Director, Producer, Networking to establish business and relationships and expand the business

Nature of Business: Production

Employer: Freelance Consultant – Self-Employed

Dates of Service: 2023-2024

Responsibilities: Screenplay consultant, film producer

Employer: Robert Half

Principal Business: Staffing

Title: Consultant

Dates of Service: 2018-2021

Responsibilities: Various Administrative Duties

Officers

Name: Ileana D. Vasquez

Dates of Service: Present

Title: Chief Executive Officer

Responsibilities: Setting the overall strategic direction and vision, overseeing financial health, and building and leading the production team.

Prior Positions with the Company: The only position Ileana D. Vasquez has held with the company is Chief Executive Officer

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Principal Security Holders

Name of Holder	Number and Class of Securities Now Held	% of Voting Power Prior to Reg CF Offering
Illena D. Vasquez	Membership Interest	100%

Business and Anticipated Business Plan

Perfidious Movie, LLC is a film production company organized to develop and produce motion pictures that prioritize environmental responsibility, feature women in leading roles, and highlight racial and cultural diversity. Since its formation, the company has focused its efforts on developing TOPPLE, a female led action thriller. The issuer has completed the feature script, established an official website, and begun building key creative and production relationships with experienced department heads, talent, and strategic partners, including a sustainability consultancy, international production services, and post production vendors in Canada and Europe.

The issuer's current business activities are centered on development of TOPPLE and preparation for production. This work includes refining the script, securing cast and crew, planning for sustainable production practices, and advancing relationships with partners such as Leverage Point Entertainment for sustainability coordination, Croatian co producer and service producer MP Film Production, and Canadian post production providers that may qualify the project for applicable tax incentives. The company intends to position TOPPLE for international audiences through a diverse cast and creative team and by setting the story in locations including New York City and Croatia.

Over the next twenty four months, the issuer plans to use offering proceeds, together with any additional financing it may secure, to move the project from development into pre production. Anticipated activities include legal work related to production and financing, further packaging of cast and crew, detailed budgeting and scheduling, marketing and outreach to potential distributors and financing partners, and ongoing project development and working capital needs. The issuer expects that once sufficient production financing is raised, it will commence pre production to finalize locations, hire the full production team, and prepare for principal photography. Following production, the company intends to complete post production with its selected vendors and to seek to license or sell distribution rights to one or more distributors and streaming platforms, and to submit the completed film to appropriate international film festivals.

The issuer's long term objective is to establish a sustainable business model through the production and exploitation of TOPPLE and potentially additional projects. Revenues, if any, are expected to come primarily from the sale or licensing of distribution rights and related ancillary uses of the film. There can be no assurance that the issuer will be able to complete financing, production, or distribution of the film, or that any revenues will be generated.

Risk Factors

Investing in our securities involves a high degree of risk. Prospective investors should carefully consider the risks described below, along with all other information in this Form C, before making an investment decision. The risks and uncertainties described here are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition, and results of operations could be materially and adversely affected. In such a case, you may lose part or all of your investment.

Investment in the film industry involves a high degree of risk, including but not limited to the uncertainty of production completion, potential delays, budget overruns, and unpredictable market reception.

There is no guarantee that the film will achieve commercial success or generate a return on investment, and investors may lose part or all of their invested capital.

Prospective investors are strongly encouraged to conduct their own due diligence and consult with independent financial advisors before making any investment decisions.

Illiquidity risk (no market to sell securities): Illiquid assets are securities or properties that you can't easily sell or exchange for cash without incurring significant losses. These assets often experience low trading activity and wider bid-ask spreads, increasing their volatility and risk.

Dilution risk (future fundraising rounds): The voting power of current stockholders will be diluted to the extent that such stockholders do not purchase shares in any future common stock offerings or do not purchase sufficient shares to maintain their percentage interest. voting power of current stockholders will be diluted to the extent that such stockholders do not purchase shares in any future common stock offerings or do not purchase sufficient shares to maintain their percentage interest.

Completion risk (film may not be completed): The movie has a risk of not being completed. However, Perfidious Movie, LLC will obtain a Completion Bond from Film Finances, Inc to limit this risk for Investors.

Valuation risk ($5M cap is not independently verified): The valuation of the company in this Regulation Crowdfunding offering has been determined by the company and does not necessarily reflect the fair market value of the company's shares. There is a risk that the price you pay for shares may not accurately represent their actual value, and future events may result in the valuation being lower than anticipated. As a result, you may lose part or all of your investment.

Distribution risk (may not secure distributor): Investors acknowledge and agree that the distribution of the Movie is subject to various risks, including but not limited to market conditions, changes in consumer preferences, regulatory requirements, competition, and potential delays in release or delivery. Perfidious Movie, LLC shall do its best to find a reputable Motion Picture Distributor that shall use commercially reasonable efforts to distribute the Movie but does not guarantee any minimum level of commercial success, revenue, or audience reach. Investors understand and accept that unforeseen circumstances, such as changes in applicable laws, technological disruptions, force majeure events, or third-party actions, may adversely affect the distribution and exploitation of the Movie. Perfidious Movie, LLC shall not be liable for any losses, damages, or claims arising from such risks, except in cases of gross negligence or willful misconduct. Perfidious Movie, LLC agrees to cooperate in good faith to mitigate distribution risks to the extent reasonably possible.

Key person risk (dependence on Ileana/James): Making a film is a subjective process, although film and market analysis will be performed, and collaborations with an award winning reputable key cast and crew. There is no guarantee that the movie will be financially successful.

Minority position (investors have no control): Investors acknowledge and agree that they will hold a minority position in the movie and, as such, shall not have any rights to direct or control the management, creative decisions, production, distribution, or any other operational aspects of the movie or Perfidious Movie, LLC. Minority investors shall be entitled only to those rights and benefits that are expressly set forth herewith, and all decisions regarding the movie and Perfidious Movie, LLC, including but not limited to casting, budgeting, marketing, and release strategy, shall remain at the sole discretion of Perfidious Movie, LLC and the designated producers. Nothing herein shall be construed to grant minority investors any veto power or authority over the actions of the controlling parties.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of Perfidious Movie, LLC, and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this offering. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. In reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) an offering statement report will be filed annually with the Securities Commission and be posted on the movie's website, no later than 120 days after the end of each fiscal year covered by the report. Perfidious Movie, LLC may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b

THE OFFERING

The purpose of this offering is to assist with the preproduction costs of filming, producing, and distributing a sustainable, female-led action-thriller feature film.

Use of Proceeds

	If target offering amount sold	If maximum amount sold
Total proceeds	$50,000	$124,000
Less: Offering expenses (4% platform fees + transaction fees)	$2,500	$6,200
Net Proceeds	$47,500	$117,800
Use of Net Proceeds		
Attorney Fees 30%	$14,250	$35,340
Marketing 25%	$11,875	$29,450
Working Capital & Project Development Expenses 45%	$21,375	$53,010
Total Net Proceeds	$47,500	$117,800

Allocations above are **good-faith estimates** and may vary by up to **ten (10) percentage points** based on operational needs and offering proceeds actually received.

Testing-the-Waters

The Company did not conduct any testing-the-waters or solicitation of interest prior to filing this Form C.

Delivery of Securities

Upon the successful completion of this offering on FundingHope, investors' securities will be recorded in book-entry form. The issuer will maintain a record of securities ownership, and no physical stock certificates will be issued. Ownership details will be provided to investors through FundingHope and our designated transfer agent

Investor Cancellations

Investors can cancel their investment commitment at any time until 48 hours before the offering deadline through the FundingHope platform. If the target offering amount is met before the deadline, the issuer may choose to close the offering early, but investors will receive a five-business-day notice before the new deadline. In the event of a material change to the offering, investors will have the option to reconfirm or cancel their investment commitment. If an investor does not reconfirm, their commitment will be automatically canceled, and their funds will be returned.

Rolling Closes

The Company may conduct one or more rolling closes of the Offering, which allows the Company to accept investor funds on an ongoing basis as subscription agreements are completed and funds are received in escrow. Following each rolling close, and after satisfaction of the minimum target amount and applicable escrow release conditions, accepted funds will be disbursed to the Company. Investors whose funds are disbursed will be issued their securities and will not be entitled to withdraw their investment. The Company may continue to accept additional investments until the earlier of (i) reaching the maximum offering amount, or (ii) the offering deadline.

Return of Funds

If the Initial Target is not met by the deadline, investor funds are returned.

OWNERSHIP & CAPITAL STRUCTURE

Offering Terms

- **Security Offered:** Revenue Participation Agreement

- **Initial Target / Maximum:** *$50,000 / $124,000.*

- **Oversubscriptions:** Y*es: allocated **pro-rata** up to the Maximum.*

- **Deadline:** *Offering will close on May 31. 2026*

Minimum Investment: *$100.*

Investor Rights and Restrictions

The terms of the promissory notes (revenue participation notes) being offered may only be modified upon the written consent of the Company and the holders of a majority in principal amount of the outstanding notes. No modification to the interest rate, maturity date, or repayment schedule may be made unilaterally by the Company without such consent. The Company reserves the right, without noteholder approval, to incur additional indebtedness that may rank equal or senior to the notes offered herein, which could affect the Company's ability to repay the notes. In the event of default, the Company's board of directors may negotiate amended repayment terms directly with noteholders; however, any such amendment is binding only upon those noteholders who affirmatively consent in writing. Investors should be aware that the Company's financial condition may change materially, and the Company's ability to service this revenue participation agreement is not guaranteed.

Transfer Restrictions

Securities purchased in this offering are restricted and may not be resold for one (1) year from the date of purchase, except as permitted by Regulation Crowdfunding and applicable law (including transfers to the issuer, to accredited investors, to family members in connection with death or divorce, or as otherwise allowed).

Description of Issuer's Securities

The Company is a limited liability company. As of the date of this offering, the Company's outstanding securities consist solely of 100% of the membership interests, all of which are held by Ileana Vasquez. The Company has not issued any preferred membership interests, profit interest units, options, warrants, convertible instruments, or any other class or series of securities. No other persons or entities hold any ownership interest, economic right, or security of any kind in the Company.

The revenue participation agreements being offered do not represent an equity or ownership interest in the Company and are therefore not subject to ownership dilution. However, investors should understand that their economic position may be affected by the Company's future financing and operational decisions. The Company may, without investor consent, issue additional revenue participation agreements to future investors, incur traditional debt obligations with mandatory interest and principal payments that reduce available cash flow, admit new equity members whose distributions reduce the pool of revenues available for repayment, or enter into secured lending arrangements that create senior claims on Company assets. Any of these actions could reduce or delay the revenue distributions received by investors in this offering. Investors in revenue participation agreements have no voting rights, no anti-dilution protections, and no most-favored-nation rights with respect to the terms offered to future investors or lenders. The Company's obligation to make revenue-based payments is limited to the percentage of qualifying revenues specified in the agreement and is not a guarantee of any specific return or repayment timeline.

The revenue participation agreements being offered in this Regulation Crowdfunding offering differ materially from the membership interests currently held by the Company's sole member in the following respects. The revenue participation agreements entitle investors to receive a defined percentage of the Company's qualifying revenues until a specified repayment cap has been reached, as set forth in the agreement. This right is contractual and fixed in amount. The sole member's membership interest carries no fixed or guaranteed return and entitles the sole member to distributions at the Company's discretion, as well as to residual value upon any sale or dissolution of the Company.

Treatment of Revenue Participation Interests in Dissolution or Liquidation

Investors hold revenue participation interests governed by the Company's Revenue Participation Agreement ("RPA"), which is a limited contractual right to receive a contingent share of Net Revenues, as defined in the RPA. This instrument does not constitute debt, equity, or an ownership interest in the Company, and it does not create a creditor relationship between investors and the Company.

Pursuant to Section 6(c) of the RPA, the Agreement terminates automatically upon dissolution of the Company. Upon termination, investors have no further rights or claims under the Agreement. Because the revenue participation interest is expressly non-debt in nature, investors do not hold creditor claims against Company assets in a dissolution proceeding and would not be entitled to participate in asset distributions ahead of, or alongside, the Company's creditors.

To the extent the Company has received Net Revenues prior to dissolution that have been calculated and allocated to investors but not yet distributed, investors may assert a general unsecured contractual claim for those specific amounts. However, investors should not rely on this characterization as a meaningful protection: the RPA grants the Company sole discretion over accounting classifications and the timing of Net Revenue calculations, recovery by unsecured claimants in dissolution is frequently zero, and the non-debt nature of the instrument means investors have no priority claim on Company assets.

If no Net Revenues have been received and allocated prior to dissolution, or if all allocated amounts have already been paid, investors will have no claims of any kind against the Company's assets. The sole member would receive any residual value only after satisfaction of all third-party obligations, but investors in revenue participation interests should not expect to share in any such residual. Investors should understand that this is a speculative, illiquid instrument with no guarantee of return of capital, no guaranteed distributions, and no assurance that the Company will generate any Net Revenues during its existence.

Governance and Management Authority

Investors in revenue participation agreements hold no equity interest in the Company, no voting rights, and no right to participate in the governance or strategic direction of the Company. The sole member retains exclusive management and voting authority under the Company's operating agreement. The sole member may, without investor consent, make decisions that reduce the pool of qualifying revenues available for distribution, including incurring additional debt obligations with mandatory payment schedules, admitting new equity members with distribution rights, or restructuring Company operations.

Revenue participation agreement investors have no anti-dilution protections and no most-favored-nation rights. Future investors in similar instruments may receive more favorable terms without any obligation to extend equivalent terms to existing investors.

Management Authority and Investor Recourse

The Company's sole member retains exclusive authority over all business decisions, including decisions that determine the level of qualifying revenues available for distribution to investors. This includes authority over pricing, revenue recognition practices, expense management, compensation decisions, related-party transactions, and the admission of new equity members or the incurrence of additional debt. None of these decisions require investor approval, and investors have no mechanism to challenge or block actions that reduce qualifying revenues or otherwise impair repayment.

The revenue participation agreement does not include financial covenants restricting management compensation, equity distributions, or related-party transactions. The sole member could, consistent with the terms of the agreement, pay themselves a salary or take distributions that reduce the cash available to generate qualifying revenues, enter into contracts with affiliated entities on terms that reduce reported revenue, or restructure business operations in ways that affect the definition or measurement of qualifying revenues. Investors would have limited recourse in such scenarios unless the Company's actions constituted an explicit breach of the revenue participation agreement's payment or reporting obligations.

The Company's ongoing disclosure obligations under Regulation Crowdfunding provide investors with annual financial reports, but these reports may be unaudited and do not give investors the real-time financial visibility that would allow them to identify adverse trends before they affect repayment. Investors have no contractual audit rights or information rights beyond what Regulation Crowdfunding requires.

Transfer Restrictions

Both the revenue participation agreements and the membership interests are subject to transfer restrictions, which differ in nature. The revenue participation agreements are subject to the one-year transfer restriction under Regulation Crowdfunding, subject to limited exceptions. The membership interests are subject to the transfer and assignment restrictions contained in the Company's operating agreement. The revenue participation agreements have no established secondary market, and investors who wish to exit their position prior to full repayment of the repayment cap will face significant liquidity constraints and may be unable to sell their agreements at any price.

Determination of Terms

The terms of the revenue participation agreements being offered, including the repayment cap of 1.25 times the invested amount, were determined by the Company's management based on an analysis of the Company's projected revenue growth, the expected timeline for investor repayment under various revenue scenarios, and comparable terms offered by other revenue-based financing instruments available to early-stage companies. The revenue share percentage was set at a level that management believes the business can sustain without materially impairing operations or growth, and the repayment cap was set to provide investors with a total return consistent with the risk profile of an unsecured, non-equity investment in an early-stage company. No independent third-party valuation was obtained in connection with the structuring of these agreements.

Valuation

Because revenue participation agreements are not equity instruments, they do not have a price per unit or a company valuation associated with them in the conventional sense. The economic value of a revenue participation agreement at any point in time is a function of the present value of anticipated future revenue distributions, which depends on the Company's actual revenue performance, the remaining distributions required to reach the repayment cap, and the applicable discount rate used to value future cash flows.

Treatment in Future Corporate Actions

In connection with future corporate actions, the revenue participation agreements may be addressed as follows. In a merger, acquisition, or sale of substantially all Company assets, the revenue participation agreements are contractual obligations of the Company that would need to be addressed as part of any transaction; however, the RPA contains no change-of-control provision, and investors have no consent right or guaranteed treatment in such a transaction. In a refinancing scenario, the Company has no obligation under the RPA to retire or buy out the agreements, and any such retirement would require a separate written agreement signed by the Company. In a dissolution or liquidation scenario, investors' rights are governed by Section 6(c) of the RPA, which provides that the Agreement terminates automatically upon dissolution with no further rights or claims, as described above. In connection with any equity financing or admission of new members, the revenue participation agreements would remain outstanding as contractual obligations of the Company and would not automatically convert or be extinguished.

Material Indebtedness of the Issuer

The company has no material indebtedness.

The issuer has no additional debts.

Other Exempt Offerings

The issuer has not conducted any other exempt offerings in the past three years.

Related Party Transactions

Neither the issuer nor any entities controlled by, or under common control with, the issuer have been a party to any transaction since the beginning of the issuer's last fiscal year, nor are there any currently proposed transactions, in which the amount involved exceeds five percent of the aggregate capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period (including the amount sought in this offering) and in which any director, officer, 20% beneficial owner, promoter, or their immediate family member had or is expected to have a direct or indirect material interest.

The issuer confirms that no related-party transactions meeting the above criteria have occurred or are contemplated. All business relationships and financial arrangements with officers, directors, or significant owners are conducted on an arm's-length basis and do not constitute material related-party transactions under Regulation Crowdfunding disclosure requirements.

Financial Condition of the Issuer

The company is pre-revenue. The company is committed to providing transparency regarding its financial condition to potential investors. As part of this commitment, the company has compiled and reviewed their financial statements, which are included as part of this offering document. These financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) and are based on the most recent fiscal year-end results.

Ongoing Reporting

Following the closing of this offering, the Company will file **annual reports on Form C-AR** with the SEC and make such reports available on its website within **120 days** after the end of each fiscal year, for so long as required under Regulation Crowdfunding.

Forward-Looking Statements

This Form C Offering Statement contains financial projections and other forward-looking statements. These projections are management's best estimates and involve risks and uncertainties. Actual results may differ materially. Investors should not place undue reliance on forward-looking statements.

Disqualification Statement (Regulation Crowdfunding Rule 503 Compliance)

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner, or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities (calculated as described in SEC Question 6), any promoter connected with the issuer in any capacity at the time of this offering, any person who has been or will be paid (directly or indirectly) for the solicitation of purchasers in connection with this offering, or any general partner, director, officer, or managing member of any such solicitor:

None of these parties are subject to any disqualifying events described in Rule 503 of Regulation Crowdfunding, including but not limited to:

- Criminal convictions in connection with the purchase or sale of any security;

- Court orders restraining involvement in securities, investment, or financial activities;

- Final orders from state or federal financial regulatory authorities;

- Commission orders related to suspension, limitations, or penny stock bars;

- Cease-and-desist orders for scienter-based anti-fraud violations or violations of Section 5 of the Securities Act;

- Suspensions or expulsions from self-regulatory organizations;

- Stop orders or investigation proceedings related to registration statements or Regulation A filings; or

- Orders by the U.S. Postal Service regarding fraudulent conduct.

As such, no disqualifying events have occurred prior to May 16, 2016, or thereafter, that would render the issuer ineligible to rely on the exemption under Section 4(a)(6) of the Securities Act.

Financial statements certified by the CEO are provided as part of this offering and have been submitted to the SEC as part of this offering statement.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this offering statement to be signed on its behalf by the undersigned, duly authorized.

PERFIDIOUS MOVIE, LLC

By: *Ileana Vasquez*

Name: Ileana Vasquez

Title: CEO
Date: March 27, 2026